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SEC Mail Processing Section
MAR 31 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67194

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kepler Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue, 28th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Lavagnino (212) 710-7625
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of New York
County of New York

OATH OR AFFIRMATION

I, Christopher Lavagnino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kepler Capital Markets, Inc., as of December. 31 ,20 13 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me this 27 day of March, 2014

Notary Public

Notary Public

Signature

CEO, COO and CCO

Title

NORMAN JEN
Notary Public, State of New York
No. 01JE6218143
Qualified in Kings County
Commission Expires March 1, 2018

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEPLER CAPITAL MARKETS, INC.
(An Indirect Wholly-Owned Subsidiary of
Kepler Capital Markets, S.A.)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

KEPLER CAPITAL MARKETS, INC.
(An Indirect Wholly-Owned Subsidiary of
Kepler Capital Markets, S.A.)

Table of Contents

Rothstein Kass
Powered by Trust™

4 Becker Farm Road
Roseland, NJ 07068
973.994.6666
www.rkco.com

INDEPENDENT AUDITORS' REPORT

To Kepler Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Kepler Capital Markets, Inc. (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kepler Capital Markets, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
March 27, 2014

Kepler Capital Markets, Inc.
(An Indirect Wholly Owned Subsidiary of
Kepler Capital Markets, S.A.)

Statement of Financial Condition

December 31, 2013

Assets		
Cash	$	4,595,721
Restricted cash		280,280
Property and equipment (net of accumulated depreciation of $1,407,253)		323,000
Due from broker		500,000
Due from Parent		2,483,959
Prepaid expenses and other assets		858,626
Commissions receivable, net of allowance for doubtful accounts of $226,000		99,258
Accounts receivable, net of allowance for doubtful accounts of $36,598		110,776
Total assets	$	9,251,620
Liabilities and Stockholder's Equity		
Compensation payable	$	1,403,729
Accrued expenses and other liabilities		1,670,053
Due to broker		38,777
Deferred rent liability		157,072
Total liabilities		3,269,631
Commitments (Note 5)		
Common stock ($.01 par value; 1,000 shares authorized, 100 issued and outstanding)		1
Additional paid-in-capital		11,713,982
Accumulated deficit		(5,731,994)
Total stockholder's equity		5,981,989
Total liabilities and stockholder's equity	$	9,251,620

See accompanying notes to financial statements.

KEPLER CAPITAL MARKETS, INC.
(An Indirect Wholly-Owned Subsidiary of
Kepler Capital Markets, S.A.)

Notes to Financial Statements

December 31, 2013

(1) Nature of Operations

Kepler Capital Markets, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (the SEC), a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company is a wholly-owned subsidiary of Kepler Capital Markets, S.A. ("Kepler" or "Parent"), a French "Enterprise d'Investissement" (Investment Company) registered with the Banque de France. Kepler provides independent equity research and execution services to institutional customers with branch offices and subsidiaries in Amsterdam, Frankfurt, Geneva, London, Madrid, Milan, Munich, New York, Paris, Zurich and Vienna.

The Company acts as a broker for North American institutional customers in the purchase and sales of foreign securities, U.S. equities, American Depository Receipts (ADRs), and fixed income securities. The Company executes and clears foreign trades through the Parent on a Delivery versus Payment (DVP)/Receive versus Payment (RVP) basis. The Company cleared and settled U.S. equities and ADRs on a fully disclosed basis through Credit Agricole Securities (USA) Inc. ("CAS"), a U.S. clearing firm. The Company does not perform proprietary trading and does not take risk and/or positions when executing orders on behalf of clients.

The Company also distributes research reports that have been produced by the Parent to major U.S. institutional investors pursuant to SEC Rule 15a-6 and the terms of a services agreement between the Company and the Parent.

In April 2013, The Company's Parent completed certain upstream ownership changes that resulted in the Parent directly owning two FINRA Member firms; namely, the Company and CA Cheuvreux North America, Inc. ("CACNA"). In July 2013, the Company received FINRA approval, under Rule 1017, for this expansion of certain parts of the Company's business involving additional Associated Persons, two branch offices and additional Delivery versus Payment ("DVP")/Receive versus Payment ("RVP") accounts, that were transferred from CACNA.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(b) ***Translation of Foreign Currency***

Income and expenses associated with the purchase and sale of securities that are denominated in other foreign currencies are translated into U.S. dollar amounts using average rates and are included in commission income. Year-end balances are translated at the year-end rate.

(c) ***Revenue Recognition***

All commission income and expenses are recorded on a trade-date basis.

Revenues earned for foreign equity commissions are allocated between the Parent and the Company. The Company provides execution services, including marketing and client relationship services, and the Parent provides research, trade administration and clearance services. The revenue allocated to the Company related to foreign equity commissions is determined on an annual basis by the Parent.

Fees earned for research services are recorded as received or as notified by customers of payment. The Company distributes research from the Parent and its other affiliates to major U.S. institutional investors for purposes of effecting securities transactions in shares of issuers that are the subject of such research reports.

(d) ***Concentration of Credit Risk***

The Company maintains substantially all of its cash balances at one major unaffiliated financial institution. However, the Company does not believe that these amounts are exposed to significant risk.

(e) ***Property and Equipment***

Property and equipment are recorded at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the lease term and the useful life.

(f) ***Income Taxes***

The Company's earnings are subject to applicable U.S. federal, state and local taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2010.

(3) Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At

December 31, 2013, the Company had net capital of $1,826,090, which exceeded the required net capital by $1,576,090.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (ii).

(4) Property and equipment

Fixed assets at December 31, 2013 consists of:	
Furniture	$ 228,388
Equipment	638,732
Leasehold improvement	863,133
	1,730,253
Less: Accumulated depreciation and amortization	(1,407,253)
	$ 323,000

Depreciation and amortization expense for the year ended December 31, 2013 was approximately $122,000.

(5) Commitments

The Company leases office space under a non-cancelable lease agreement, which expires September 30, 2016. The future minimum annual base rent payments under this agreement are as follows:

Year Ending December 31,	**Total Commitments**
2014	$ 260,581
2015	260,581
2016	195,435
	$ 716,597

The lease has provisions for escalations based on defined terms within the agreement. The Company also has a restricted cash deposit of $281,462 relating to the lease. The Company has entered into an irrevocable standby letter of credit payable to the landlord in case of default on the lease agreement for which the restricted cash is being held as collateral.

Rent expense for the year ended December 31, 2013 was approximately $300,000.

(6) Related-Party Transactions

Commission income is the result of trades made with U.S. and non-U.S. customers on behalf of affiliates.

During the year, the Company incurred expenses of $5,540,147 with the Parent related to execution and settlement. In addition, pursuant to the annex to the Master Service Agreement dated July 1, 2013, the Company paid the Parent $1,318,385 related to managerial, administrative, and technology

services which are included in the financial caption of service fees. The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

(7) Employee advances and loans

As part of the Company's employees retention plan, the Company will periodically grant employee advances and forgivable loans. Such advances and forgivable loans are non-interest bearing and must be repaid in full if the employee resigns or is terminated for cause before the date such amount is deemed earned. At December 31, 2013, there is an outstanding employee advance of $105,000 which will be deemed to be earned as of December 31, 2014 and a balance of a forgivable loan amount of $225,000 deemed to be earned as of December 31, 2018.

(8) Due from and to Broker

In May 2013, the Company established a fully disclosed clearing agreement with CAS to clear and settle U.S. equities and ADRs. At December 31, 2013, the receivable from clearing broker of $500,000 represents deposits with the broker and the payable to clearing broker represents commissions payable for execution charges net of commissions earned as an introducing broker for the transactions of its customers.

(9) Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

The components of the provision for income taxes for the year ended December 31, 2013 are as follows:

Current tax provision:		
Federal	$	42,856
State and Local		98,854
Total current tax benefit		141,710
Deferred tax provision:		
Federal	$	249,654
State and Local		53,916
Total deferred tax benefit		303,570
Change in valuation allowance:		(303,570)
Total deferred tax provision		0
Total tax provision		141,710

The Company has a deferred tax asset of approximately $1,690,000 as of December 31, 2013. Most of the deferred tax asset balance is related to federal and state and local net operating loss (NOL) carryforwards and bonus accruals, with the balance of approximately $789,000 and $615,000 respectively. The Company has no deferred tax liability balance as of December 31, 2013.

Management believes that the net deferred tax assets are subject to a valuation allowance. Based upon the Company's history of taxable losses and anticipated future loss, there is not sufficient positive evidence to support the realizability of the net deferred tax asset. As a result, management believes it is more likely than not that the net deferred tax assets will not be realized. Accordingly, the Company has recorded a valuation allowance of approximately $1,690,000 as of December 31, 2013.

The difference between the statutory rate of 34% and the effective rate of 14.8% for 2013 is primarily due to the reversal of the valuation allowance.

At December 31, 2013, the Company has approximately $686,000 and $103,000 of federal and state local net operating loss, respectively, which begin to expire in 2030.

The Company had no unrealized benefits as of December 31, 2013. The Company's accounting policy is to include interest and penalties in income tax expense. There were no amounts for interest and penalties included in the financial statements for the year ended December 31, 2013. The Company remains subject to U.S. Federal, New York State and City tax audits for all periods subsequent to 2010.

(10) Off Balance Sheet Risks

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

(11) Subsequent events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

(12) Recent Regulatory Developments

In July 2013, the SEC adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.